Attorneys & Government Relations Professionals

Brian S. North 215 665 3828 brian.north@bipc.com	Two Liberty Place 50 S. 16th Street, Suite 3200 Philadelphia, PA 19102-2555 T 215 665 8700 F 215 665 8760 www.bipc.com

October 3, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Roger Schwall, Assistant Director

Re:	Stratex Oil & Gas Holdings, Inc.
Registration Statement on Form S-4
Filed August 26, 2014
File No. 333-198384

Dear Mr. Schwall:

This letter is furnished on behalf of Stratex Oil & Gas Holdings, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 16, 2014 to Matthew S. Cohen, Executive Vice President and General Counsel of the Company, with respect to the Company’s Registration Statement on Form S-4 (Reg. No. 333-198384) which was filed with the Commission on August 26, 2014 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are today filing on the EDGAR system Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment has been drafted to reflect both the Company’s responses to the comments from the Staff and certain updating and conforming changes.

General

1.	We note that you are not seeking the approval of your shareholders for the merger with Richfield. We also note that Stratex Oil & Gas Holdings, Inc. is incorporated in Colorado. Please provide your written analysis as to why such approval is not required under the laws of Colorado.

Response:

The merger covered by the Registration Statement is a merger of Richfield Acquisition Corp, a Nevada corporation (“Merger Sub”) with and into Richfield Oil & Gas, Inc., also a Nevada corporation (“Richfield”). The merger is being effected under Nevada law. (See Section 1.1 of the Agreement and Plan of Merger). Under Section 92.A.120 of the Nevada Revised Statutes, each constituent entity to a merger must have its board of directors adopt a plan of merger and have the plan approved by its stockholders. While the Richfield stockholders will receive shares of Company’s common stock in the merger, the Company is not a constituent entity of the merger. Richfield plans to submit the Agreement and Plan of Merger to its stockholders using the prospectus/proxy statement included in the registration statement and Merger Sub will obtain stockholder approval for the Agreement and Plan of Merger by submitting it for approval by the Company, its sole stockholder. There is no provision of the Nevada merger statute that would require the Company to obtain the approval of its stockholders.

Mr. Roger Schwall, Assistant Director

October 3, 2014

Nor is there any requirement under Colorado law for the Company to obtain the approval of its stockholders for the issuance of the Company’s shares in the merger. While Section 7-90-203(2) of the Colorado Revised Statutes applies to Colorado corporations merging into foreign corporations, the Company is not merging into Richfield; Merger Sub is. In addition, The Company has a sufficient number of authorized and unissued shares of common stock to issue in connection with the merger. While corporations with shares listed on a national securities exchange may be required to obtain the approval of their stockholders for the issuance of shares in the amount to be issued by the Company in connection with the merger, the Company’s shares are not listed on a national securities exchange.

Addressing a reverse triangular merger such as the one covered by the Registration Statement in his authoritative work “Anatomy of a Merger” James Freund observed that “[g]enerally speaking, however, there is no statutory requirement for approval by [a parent company’s] stockholders .. . . where [a merger subsidiary] is merged into a [target], regardless of the form of consideration paid by [parent company]” Freund, Anatomy of a Merger, page 106 (Law Journal Press 1975). That is the case with the merger covered by the Registration Statement.

2.	Please provide the XBRL interactive data that is required to be submitted pursuant to Item 601(b)(101)(i) of Regulation S-K. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations Question 146.17, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The Amendment includes the XBRL interactive data file that is required to be submitted pursuant to Item 601(b)(101)(i) of Regulation S-K.

Please feel free to contact me if you have any questions with respect to this response.

Very truly yours,

/s/ Brian S. North
Brian S. North

cc: Matthew Cohen, Esquire

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